EXHIBIT H

                         FORM OF NOTICE

     Allegheny Energy, Inc. Corporation, et al. (70-9897)

     Allegheny Energy, Inc. ("Allegheny"), a registered holding company, Allegheny Ventures, Inc., a wholly owned non-utility subsidiary of Allegheny, and Allegheny Energy Supply Co., LLC ("AE Supply"), a wholly-owned generating company subsidiary of Allegheny, located at 10435 Downsville Pike, Hagerstown, Maryland 21740 (together, "Applicants"), have filed an application-declaration (the "Application") under sections 3(a), 6(a), 7, 9(a), 10, 12(b), 12(c), 12(d), 13, 32 and 33 of the Act, and
rules 43, 44, 45, 46, 53, 54, 90 and 91 under the Act.

     Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny family of companies consists of three regulated electric public utility companies, West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power") and The Potomac Edison Company ("Potomac Edison"), and a regulated public utility natural gas company, Mountaineer Gas Company, which is a wholly owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power" and collectively, West Penn, Monongahela Power and Potomac Edison are referred to herein as the "Operating Companies"). The subsidiaries of Allegheny (other than AE Supply and the Operating Companies), whether now existing or hereafter created or acquired, are referred to herein as the "Other Subsidiaries".

     In order to enable the Applicants to respond quickly and efficiently to market opportunities and financing needs, Applicants request authorization to engage in the proposed financing transactions for the period beginning with the effective date of the Commission's order in this matter and continuing for a period through July 31, 2005 ("Authorization Period"). In addition, Applicants request the Commission to authorize various proposed intrasystem transactions. Applicants further request that the Commission reserve jurisdiction over certain interest rate and currency hedging transactions which may not qualify for hedge accounting treatment under U.S. generally accepted accounting principles ("GAAP"). Applicants also seek authority to reorganize AE Supply, as described below.

     Financings by the Applicants will be subject to the following conditions ("Financing Conditions"): (1) during the Authorization Period, the common stock equity of Allegheny and of each of the Operating Companies, individually, will not fall below 30% of its consolidated total capitalization; (2) Allegheny will maintain its senior unsecured long-term debt rating at investment grade level, as established by a nationally recognized statistical rating organization; (3) the effective cost of money on long-term debt borrowings will not exceed the greater of (a) 400 basis points over comparable term U.S. Treasury securities and (b) the gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies; (4) the effective cost of money on short-term debt borrowings will not exceed the greater of (a) 300 basis points over the comparable term London Interbank Offered Rate ("LIBOR") and (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies; (5) the dividend rate on any series of preferred securities will not exceed the greater of (a) 500 basis points over the yield to maturity of a comparable term U.S. Treasury security and (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies; (6) the underwriting fees, commissions, and other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security will not exceed 5% of the principal or total amount of the security being issued; (7) the maturity of long-term debt will be not less than 1 year and not exceed 30 years; and (8)
short-term debt will have a maturity of not less than 1 day and not more than 364 days.

     The proceeds from the financings proposed in this Application will be used for corporate purposes, including: (a) payments, redemptions, acquisitions and refinancing of outstanding securities issued by Applicants; (b) acquisitions of and investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"), provided that Allegheny's aggregate investment in these projects does not exceed the applicable limit; (c) loans to, and investments in, other system companies, including through the Allegheny system money pool, and
(d) other lawful corporate purposes permitted under the Act. Proceeds may also be used to invest in, or acquire, Rule 58 Companies - to the extent permitted by Rule 58. AE Supply will not make any loan to, investment in or guarantee of the obligations of any FUCO.

I.   EXISTING FINANCING ARRANGEMENTS

     Pursuant to prior Commission orders,<F1> Allegheny and its subsidiary companies have been authorized to: (1) issue and sell up to $138 million of long-term unsecured notes to banks or other institutions; and (2) enter into support agreements for the benefit of AE Supply in amounts up to $250 million, and AE Supply is authorized to: (1) issue and sell up to $400 million of secured and unsecured long-term debt; and (2) issue and sell notes and paper and borrow from the money pool, in aggregate
outstanding  amounts  of up to $300 million.   Allegheny  and  AE
Supply were authorized to use the proceeds for general corporate purposes.

     In Holding Co. Act. Release No. 27370 (Mar. 31, 2001), among other things, the Commission authorized (1) Allegheny to: (a) issue up to $1 billion in equity securities, (b) loan up to $500 million of the equity securities proceeds to AE Supply and (c)
provide an additional $150 million in guarantees to, or for the benefit of, AE Supply (up to an aggregate of $400 million when combined with the then existing authorizations described above); and (2) AE Supply to: (a) issue and sell an aggregate of $550 million in short-term and long-term debt, and establish a financing vehicle, Allegheny Energy Supply Capital ("Supply Capital"), to, among other things, issue equity, or other financial instruments, to and accept notes, or other financial
instruments   from  AE  Supply  in  connection  with   activities
described therein; and, (b) engage in the loaning and re-loaning of up to $1.05 billion by Supply Capital to AE Supply to be used for authorized acquisitions and other activities.




    <F1>  In  a series of orders issued in File No. 70-7888,  dated
January 29, 1992, February 28, 1992, July 14, 1992, November 5, 1993, November 28, 1995, April 18, 1996, December 23, 1997, May
19, 1999, and October 8, 1999 (Holding Co. Act Release Nos. 25462, 25481, 25581, 25919, 26418, 26506, 26804, 27030, and 27084
and  in  File 9677 Holding Co.  Act Release No. 27199  (July  14,
2001) (collectively "Money Pool and Financing Orders"), among other things, the Allegheny system companies were authorized to engage in certain financing transactions and to establish an



     In Holding Co. Act Release No. 27383 (April 20, 2001), the Commission authorized Allegheny and/or AE Supply, in the aggregate, to issue to unaffiliated third parties guarantees, short-term debt and long-term debt through July 31, 2005, up to an aggregate amount of $430 million. The guarantees or proceeds would be used directly or indirectly for investments in EWGs and FUCOs, Rule 58 Companies, or for other strategic corporate purposes. Debt and guarantees authorized include, but are not limited to, bank financing, bank credit support, sales of secured or unsecured debt, notes, loans, and debentures.

     The authorizations requested in the Application are in addition to the authorizations granted pursuant to the Commission orders in separate proceedings.

II.  REQUESTED AUTHORITY

     1.   Common and Preferred Stock

     Allegheny proposes, during the Authorization Period, to issue common stock and preferred stock in amounts that will not exceed $1 billion outstanding at any one time. Allegheny may issue common stock or options, warrants or other stock purchase rights exercisable for common stock in public or privately-negotiated transactions for cash or as consideration for the equity securities or assets of other non-affiliate companies, provided that the acquisition of any such equity securities or assets has been authorized in this proceeding or in a separate proceeding or is exempt under the Act or the rules under the Act. Allegheny common stock issued in connection with such acquisitions of companies shall be valued, for purposes of determining compliance with the Aggregate Financing Limit, at its market value as of the date of issuance (or if appropriate at the date of a binding contract providing for the issuance thereof).

     Allegheny seeks to have the flexibility to issue its authorized preferred stock or other types of preferred securities (including, without limitation, trust preferred securities or monthly income preferred securities) directly or indirectly through one or more special-purpose financing subsidiaries organized by Allegheny specifically for such purpose as authorized in this proceeding. The aggregate amount of financing obtained by Allegheny during the Authorization Period from issuance and sale of preferred securities, when combined with the amount of common stock, short-term debt, long-term debt and Guarantees (as hereinafter defined) issued and then outstanding, as described in this section, shall not exceed $7 billion (the "Aggregate Financing Limit"). Preferred stock or other types of preferred securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Allegheny's board of directors. Dividends or distributions on preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Preferred securities may be convertible or exchangeable into shares of Allegheny common stock or indebtedness.

     Stock financings may be affected in accordance with underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     2.   Debt Financings

     Allegheny and AE Supply request authorization to issue long-term and short-term debt to non-associate banks or other parties during the Authorization Period in amounts that, when combined with the equity financings described above, will not exceed $4 billion outstanding at any one time outstanding. Debt of AE Supply may be non-recourse to Allegheny. Allegheny will issue only unsecured debt. The debt securities would comply with the Financing Conditions.

     Through the Authorization Period, Allegheny seeks authorization to transfer some or all of the debt proceeds to AE Supply in the form of interest-bearing loan(s). Loan(s) will bear interest at the lower market rate available to AE Supply or Allegheny. As set forth in this Application, Allegheny and AE Supply propose to use the proceeds for investments in EWGs and FUCOs, Rule 58 Companies, general corporate purposes and other purposes and activities authorized by this Commission, the Act or the rules under the Act.

     3.   Guarantees

     The Applicants request authorization for Allegheny to enter into guarantees, extend credit, obtain letters of credit, enter into guaranty-type expense agreements and otherwise to provide credit support ("Guarantees") from time to time for the obligations of the Operating Companies, AE Supply and the Other Subsidiaries of Allegheny ("Allegheny Guarantees") during the Authorization Period in an aggregate principal amount, together with the Subsidiary Guarantees (as defined below), not to exceed $3 billion (the "Aggregate Guarantee Limitation"), based on the amount at risk, outstanding at any one time, exclusive of (a) any such guarantees or credit support arrangements authorized by the Commission in separate proceedings and (b) any such guarantees exempt pursuant to Rule 45(b).

     For various business reasons, including the relative ratings of Allegheny and AE Supply, Allegheny desires to provide credit support in connection with AE Supply's purchase and operation of generating assets and in connection with the trading by AE Global in the ordinary course of AE Global's energy marketing and trading activities and for other purposes. As stated above, AE Supply was formed to house the generating assets formerly held by Allegheny Power's West Penn, Potomac Edison and Monongahela Power companies and to expand the corporation portfolio through construction and/or acquisition of EWGs and other generating assets. If the merger of AE Global with AE Supply is approved, AE Global will thereafter operate as a division of AE Supply.

     In addition, the Applicants request authorization for AE Supply and the Other Subsidiaries to enter into guarantees, extend credit, obtain letters of credit, enter into guaranty-type expense agreements or otherwise provide credit support with respect to the obligations of AE Supply and/or any of the Other Subsidiaries as may be appropriate to enable AE Supply and/or such Other Subsidiaries to carry on their respective businesses (the "Subsidiary Guarantees"), in an aggregate principal amount, together with the Allegheny Guarantees, not to exceed the Aggregate Guarantee Limitation, based on the amount at risk, outstanding at any one time, exclusive of (a) any such guarantees or credit support arrangements authorized by the Commission in separate proceedings and (b) any such guarantees exempt pursuant to Rule 45(b).

     Any of the Allegheny Guarantees and Subsidiary Guarantees outstanding at the end of the Authorization Period shall continue until expiration or termination thereof in accordance with their terms. The amount of guarantees outstanding at any one time shall not be counted against the Aggregate Financing Limit. Any securities issued by a subsidiary which are supported by an Allegheny Guarantee or Subsidiary Guarantee will either be issued pursuant to a Commission order or pursuant to an applicable exemption under the Act. Allegheny or the Other Subsidiary which issues a guarantee may charge a fee for each guarantee it provides, which fee will not exceed the cost of obtaining the liquidity necessary to perform the guarantee.

     4.   Form Capital Corps

     Applicants seek authorization to form one or more Capital Corps as direct or indirect subsidiaries. Capital Corps will be limited liability companies, corporations, trusts, partnerships or other entities formed to engage in tax efficient and financially efficient transactions with Applicants or any of their respective subsidiaries for the acquisition of EWGs and FUCOs, Rule 58 Companies and general corporate purposes permitted under the Act.

     Applicants seek authorization through the Authorization Period to: (1) make capital contributions to the Capital Corps in exchange for equity ownership; (2) have Capital Corps make interest-bearing loan(s) of up to $4 billion to AE Supply evidenced by note(s) at market interest rates and terms; and (3) permit Capital Corps, as the loan(s) are repaid, to make additional borrowings available to AE Supply and its subsidiaries from the interest and principal payments it receives. Any such intra-system loans will count against the intra-system financing limit described below. These borrowings will be used for authorized acquisitions, EWGs and FUCOs, Rule 58 Companies, or other corporate purposes permitted under the Act. Such loans will not affect Applicants' debt-equity ratio and will provide for a tax efficient capital structure. The benefit of using this financing technique is to provide a vehicle to identify and assign capital costs and to provide substantial tax benefits that will serve to reduce the overall capital costs to Applicants in connection with an acquisition and future transactions.

     Applicants also request authorization for Capital Corps to serve as financing entities and to issue debt and equity securities, including trust preferred securities, to third parties in the event such issuances are not exempt pursuant to Rule 52. Specifically, Applicants and the Other Subsidiaries request authorization (i) to issue debentures or other evidences of indebtedness to a financing entity in return for the proceeds of the financing, (ii) to acquire voting interests or equity securities issued by the financing entities , and (iii) to guarantee such financing entities' obligations in connection therewith.

     Applicants and the Other Subsidiaries also may enter into expense agreements with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. All expense reimbursements would be at cost. Applicants and the Other Subsidiaries seek authorization for such expense reimbursement arrangements under Section 7(d)(4) of the Act, regarding the reasonableness of fees paid in connection with the issuance of a security, and/or under Section 13 of the Act and the rules thereunder to the extent the financing entity is deemed to provide services to an associate company.

     Any amounts issued by such financing entities to third parties pursuant to these authorizations will count against the Aggregate Financing Limit. However, the underlying intra-system mirror debt and guarantee will not count against any applicable intra-system financing limit or the separate guarantee limits applicable to Allegheny or such subsidiary.

     5.   Intra-System Financings

     Applicants request authorization to engage in intra-system financings with AE Supply and the Other Subsidiaries and between Other Subsidiaries in an aggregate amount not to exceed $4 billion outstanding at any time during the Authorization Period. Financing will be in the form of open account advances and/or loans. The interest rate on intra-system loans payable by a borrowing company will parallel the cost of capital of the lending company. The authorization for intra-system financings requested in this paragraph excludes (a) financings that are exempt pursuant to Rules 45(b) and 52, as applicable, and (b) amounts outstanding from time to time under the Money Pool and Financing Orders. Loans made by the Capital Corps to AE Supply and its subsidiaries will count against this intra-system financing limit to the extent described above

     6.   Interest Rate and Currency Risk Management

     Applicants request authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates and currency exchange rates, including but not limited to interest rate and currency swaps, caps, floors, collars and forward agreements or any other similar agreements ("Instruments") , in connection with the issuance and sale of the short-term debt and long-term debt described herein. Applicants will employ Instruments as a means of prudently managing the interest rate and currency risks associated with any of its outstanding debt issued pursuant to this Application or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and
(iv) hedging currency exposures of foreign currency denominated debt. In addition, Applicants may utilize Instruments for planned issuances of debt securities in order to lock-in current interest rates and or to manage interest rate and currency risks in future periods. In no case will the notional amount of any Instruments exceed that of the underlying debt instrument. Thus, Applicants will not engage in "speculative" transactions.
Applicants agree to only enter into Instruments with counterparties which have, or whose obligations are guaranteed by a party with, senior debt ratings, as published by Standard & Poor's, that are greater than or equal to "BBB+", or an equivalent rating from Moody's Investors Service, Inc. or Fitch IBCA, Inc.

     Applicants represent that the Instruments to be entered into will qualify for hedge accounting treatment under GAAP. Allegheny will comply with the financial disclosure requirements of the Financial Accounting Standards Board. Applicants request the Commission to reserve jurisdiction over the authority of Applicants to enter into Instruments which do not qualify for hedge accounting treatment under GAAP.

     7.   Payment of Dividends

     Applicants request authorization for AE Supply and the Other Subsidiaries to pay dividends, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law. Applicants anticipate that there will be situations in which one or more of their respective direct or indirect subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus.

     Applicants represent on behalf of their respective Other Subsidiaries that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit the authority of corporations to make dividend distributions to shareholders. Most state corporations statutes contain both an equity insolvency test and/or a balance sheet test. Applicants will comply, and will cause the Other Subsidiaries to comply, with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

     8.   EWG and FUCO Financing

     Allegheny seeks authority to apply the proceeds of equity issuances, short-term debt, long-term debt and guarantees to increase its "aggregate investment" in EWGs and FUCOs up to $2.0 billion, or 207% of its consolidated retained earnings. Applicants state that Allegheny's aggregate investment in EWGs and FUCOs as of March 31, 2001, after taking into account the transactions contemplated by Holding Co. Act Release No. 27370 (March 30, 2001), was approximately $462 million, or 49% of its consolidated retained earnings. Allegheny further states that it currently plans to acquire and/or build additional generating facilities and that these investments, if consummated, would bring Allegheny's aggregate investment in EWGs and FUCOs in excess of 50% of its consolidated retained earnings.

     9.   Reorganization of AE Supply

     Applicants request authority to restructure AE Supply. The proposed restructuring will include (i) the merger of AE Supply into a newly-formed Maryland corporation ("New AE Supply") for the purpose of reincorporating AE Supply in Maryland, (ii) the transfer from Allegheny to New AE Supply of, and the reorganization of, Allegheny Energy Supply Hunlock Creek, LLC and Green Valley Hydro, LLC, (iii) the reorganization of Allegheny Energy Supply Conemaugh, LLC and Allegheny Generating Company, and (iv) the merger of Allegheny Energy Global Markets with and into New AE Supply. Also, as part of the restructuring, Allegheny Energy Service Corporation proposes to expand the scope of services to be provided to New AE Supply to include energy trading activities, acting as agent for New AE Supply.

     10.  Exemption of New AE Supply under Section 3(a)(2)

     Applicants seek an exemption from registration as a holding company for New AE Supply under Section 3(a)(2) of the Act. New AE Supply will be predominately a public utility company whose operations as such do not extend beyond the state of its organization and the states contiguous thereto. New AE Supply operates in Maryland, its state of incorporation, and in Virginia, West Virginia and Pennsylvania, which are all contiguous to Maryland.

     For the twelve (12) months ended September 30, 2001, Allegheny's gross revenues and net income were approximately $9.5 billion and $426.4 million, respectively. For the same period, AE Supply's gross revenues and net income were approximately $7.9 billion and $232.7 million, respectively.

d
participate in a money pool.